UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

MYOMO, INC.
(Name of Issuer)
Common Stock, $0.0001 par value

(Title of Class of Securities)
62857J102
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)


	[_]  Rule 13d-1(b)

	[_]  Rule 13d-1(c)

	[X]  Rule 13d-1(d)


SCHEDULE 13G
1
Names of Reporting Persons

MGC Venture Partners 2013, L.P.
2

Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [X]
3
Sec Use Only


4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


720,336


6
  Shared Voting Power



0

7
  Sole Dispositive Power


  720,336


8
  Shared Dispositive Power



0
9
Aggregate Amount Beneficially Owned by Each Reporting Person

 720,336

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11
Percent of class represented by amount in row (9)

6.58%

12
Type of Reporting Person (See Instructions)

PN

Item 1.
(a)	Name of Issuer: Myomo, Inc.
(b)	Address of Issuer's Principal Executive Offices:
One Broadway, 14th Floor, Cambridge, MA 02142
Item 2.
(a) Name of Person Filing: MGC Venture Partners 2013, L.P.
(b) Address of Principal Business Office or, if None, Residence:
3835 Cleghorn Avenue, Suite 300, Nashville, TN  37215
(c) Citizenship:  Delaware
(d) Title and Class of Securities:  Common Stock, $0.0001 par value
(e) CUSIP No.:  62857J102
Item 3. 	If this statement is filed pursuant to Sections 240.13d-1(b) or
		240.13d-2(b) or (c),
check whether the person filing is a: Not applicable.
(a)	[_]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_]	Investment company registered under Section 8 of the
		Investment Company Act of 1940;
(e)	[_]	An investment adviser in accordance with
		Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in
		accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in
		accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the
		Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition
		of an investment company under section 3(c)(14) of
		the Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with
		Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).
		If filing as a non-U.S. institution in accordance with
		Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Item 4.	Ownership
(a)	Amount Beneficially Owned:  720,336, including 42,231 shares of
	Common Stock subject to currently exercisable warrants.
 (b)	Percent of Class:  6.58%
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:  720,336
		including 42,231 shares of Common Stock subject to
		currently exercisable warrants.
	(ii)	Shared power to vote or to direct the vote:  0
	(iii) 	Sole power to dispose or to direct the disposition of:  720,336
		including 42,231 shares of Common Stock subject to currently
		exercisable warrants.
	(iv) 	Shared power to dispose or to direct the disposition of:  0
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
following [    ].  Not applicable.
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
	Not applicable.
Item 7.	Identification and classification of the subsidiary which acquired
	the security being reported on by the parent holding
	 company or control person.
	Not applicable.
Item 8.	Identification and classification of members of the group.
	Not applicable.
Item 9.	Notice of Dissolution of Group.
	Not applicable.
Item 10.	Certifications.
	Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  February 13, 2018

By: _______________________
       Steven D. Singleton
       Managing Member of the General Partner
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.
 If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).
 	Includes an aggregate of 42,231 shares of Common Stock
	subject to currently exercisable warrants.
	Includes an aggregate of 42,231 shares of Common Stock
	subject to currently exercisable warrants.
 	Based upon the Issuer's report of 10,909,590 shares of
	Common Stock outstanding as of December 6, 2017 plus
	42,231 shares of Common Stock subject to currently
	exercisable warrants held by the Reporting Person.